UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:

PIMCO Funds Equity Trust

Address of Principal Business Office (No. & Street, City, State, Zip Code):

840 Newport Center Drive

Newport Beach, California 92660

Telephone Number (including area code):

(866) 746-2606

Name and address of agent for service of process:

Robert W. Helm, Esq. Dechert LLP 1775 I Street, N.W. Washington, D.C. 20006	Brent R. Harris Pacific Investment Management Company LLC 840 Newport Center Drive Newport Beach, California 92660

CHECK APPROPRIATE BOX:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: YES  ☒    NO  ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this Notification of Registration to be duly signed on its behalf in the City of Washington, in the District of Columbia on the 30th day of December, 2009.

PIMCO Funds Equity Trust

By:
Brent R. Harris* Trustee and President

Attest:	/s/ J. STEPHEN KING, JR.	*By:	/s/ DOUGLAS P. DICK
	J. Stephen King, Jr. Secretary	*	Douglas P. Dick, as attorney-in-fact pursuant to a power of attorney filed as an exhibit to the initial registration statement on Form N-1A of the Registrant on December 30, 2009.